UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

On January 29, 2025, Viking Holdings Ltd (the “Company”) issued a press release announcing the appointment of Leah Talactac as President of the Company, effective immediately. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description

99.1	Press Release of Viking Holdings Ltd, dated January 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2025

Viking Holdings Ltd

	By:	/s/ Leah Talactac
	Name:	Leah Talactac
	Title:	President and Chief Financial Officer

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